FRANK’S INTERNATIONAL, NV Prins Bernhardplein 200 1097 JB, Amsterdam The Netherlands

Via EDGAR and Federal Express

July 22, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.
Registration Statement on Form S-1
File No.: 333-188536

Ladies and Gentlemen:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Frank’s International N.V. (the “Company,” “we,” “us” or “our”) hereby confidentially submits its currently expected offering terms of the initial public offering (the “Offering”) of common stock, par value €0.01 per share (the “Common Stock”), including the bona fide price range pursuant to Item 503(b)(3) of Regulation S-K, the number of shares of Common Stock to be offered, the estimated net proceeds the Company expects to receive from the Offering and the total number of shares of Common Stock to be outstanding after the Offering. The Company expects that these pricing terms will be included in a future amendment to the Registration Statement on Form S-1, File No. 333-188536 (the “Registration Statement”).

The Offering terms are a bona fide estimate of the range of the minimum and maximum offering price and the maximum number of securities to be offered as of July 22, 2013. Should the bona fide estimates of these terms change, the figures presented in future amendments to the Registration Statement may increase or decrease.

The Company proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per share of Common Stock, with a midpoint of $20.00 per share. In the Offering, the Company proposes to sell up to 34,500,000 shares of Common Stock, including up to 4,500,000 shares of Common Stock that may be purchased by the underwriters pursuant to their option to purchase additional shares of Common Stock. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence due to the Company’s and the underwriters’ concern regarding providing such information in advance of the launch of the Offering given recent market volatility, as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Company is enclosing its proposed marked copy of those pages of the Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into a future amendment to the Registration Statement. The Company seeks confirmation from the Staff that it may launch its Offering with the price range specified herein and include such price range in a future filing of the Registration Statement.

*        *        *         *        *

[Remainder of page intentionally blank]

Please direct any questions that you have with respect to the foregoing to Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours,

Frank’s International N.V.

By:	/s/ Mark G. Margavio
Name:	Mark G. Margavio
Title:	Chief Financial Officer

Enclosures

cc:	Mark Wojciechowski (U.S. Securities and Exchange Commission)
John Cannarella (U.S. Securities and Exchange Commission)
Karina V. Dorin (U.S. Securities and Exchange Commission)
Donald Keith Mosing (Frank’s International N.V.)
Brian D. Baird (Frank’s International N.V.)
Douglas E. McWilliams (Vinson & Elkins L.L.P.)
Jeffery K. Malonson (Vinson & Elkins L.L.P.)
Sean T. Wheeler (Latham & Watkins LLP)

3